

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2014

Via E-mail
Nicholas S. Schorsch
Chairman of the Board of Directors
American Realty Capital Hospitality Trust, Inc.
405 Park Avenue
New York, NY 10022

>   **Re: American Realty Capital Hospitality Trust, Inc.**
>   **Post-effective amendment to Form S-11**
>   **Filed June 26, 2014**
>   **File No. 333-190698**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that, on May 23, 2014, you entered into a contract for the purchase of a portfolio of hotels for approximately $1.925 billion. Please provide an analysis detailing how you considered whether this acquisition constitutes a fundamental change under Item 512 of Regulation S-K. Please also provide the number of shares sold between May 23, 2014 and the current date. We note that it appears from your disclosure that, as of May 30, 2014, your shares were only sold to affiliates.

2.   In your next prospectus supplement filed pursuant to Rule 424 under the Securities Act, please update your compensation disclosure to show the amount of compensation and/or any fees paid to your advisor or its affiliates and any amount accrued but unpaid.

Distributions, page S-1

3.   In your next prospectus supplement filed pursuant to Rule 424 under the Securities Act, please include a table showing the relationship of cash flow from operations to total distributions paid for the last fiscal year and any stub period, as applicable. In the table, or in the narrative after the table, please also include a comparison of total distributions paid compared to total net income or FFO as defined by NAREIT.   In addition, to the extent that there is a shortfall in either cash flow from operations or funds from operations as compared to distributions for the full fiscal year or stub period, please disclose the percentage coverage based on total distributions paid in a risk factor related to dividend coverage in the summary or in the prospectus supplement.

Annex A, page A-1

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, pages A-4 – A-7

4.   With the various movements within your cash and cash equivalents balance such as proceeds from the equity and preferred equity offering, and the funds needed to separately acquire the restricted cash, accounts receivable and prepaid expenses, it is not clear how the adjustment solely relates to the corporate level cash of Grace not included within the transaction.   Please expand Note (E) to include a roll-forward of your cash and cash equivalents balance to encompass all relevant cash activity and if applicable cross reference the reconciling amounts to other notes.

5.   Reference is made to note (C).   Please revise to include a footnote to the Adjustment column to describe the fair value techniques and significant assumptions utilized to determine the estimated purchase price allocation.

6.   Please revise footnote 2 to note (C) to disclose how the purchase price will be funded. To the extent applicable, cross reference to other applicable notes.

7.   Reference is made to note (F).   Within the note disclosures to the audited financial statements of the Grace Portfolio included as Exhibit 99.2 to an 8-K filed on June 2, 2014, we note that the reserves are required and controlled by the lenders of your debt being assumed as part of the acquisition.   Please clarify and revise to state whether any of the terms required and controlled by the lenders will change as a result of your assumption of the debt.   Your response and revisions to the pro forma note disclosures should also address why you no longer require a working capital and debt service reserve.

8.   Reference is made to footnote 3 under note (F), (G), and (H).   You indicate that these balances will be acquired as part of the transaction for cash consideration in addition to the $1.925 billion current aggregate contract purchase price.   Please clarify and revise your disclosures to discuss the source of funding for these acquisitions and to the extent applicable, please cross reference to other notes.

9.   Reference is made to footnote 4 to Note (I).   We note that legal and other third party fees represent an estimate that will be finalized at closing.   Please clarify and revise to discuss how this estimate is determined.   Your response should address how your estimate meets the factually supportable criteria outlined within Rule 11-02(b)(6) of Regulation S-X.

10.   Reference is made to footnote 1 to Note (J).   We note that deferred franchise fees are calculated based on an assumed market rate of $125,000 per property due to the volume of applications with each franchisor.   Please clarify and revise to discuss how you determined the assumed market rate.   Your response should address how your estimate meets the factually supportable criteria outlined within Rule 11-02(b)(6) of Regulation S-X.

11.   Reference is made to note (K).   We note that the $184 million adjustment combined with the $1.2 billion balance within the Grace historical amounts equals the $976 million debt assumed as part of the Grace acquisition.   It appears the $184 million represents the portion of debt owed by Grace that will not be assumed as a part of the acquisition. Please clarify and revise accordingly.

12.   Reference is made to note (K).   Please revise to disclose why you have presented a $101 million adjustment to Preferred stock.

13.   Reference is made to note (K).   Please revise to disclose the items that result in an adjustment of $244,000 for Common stock and $537 million for Additional paid-in capital.

14.   Reference is made to footnote 2 to Note (K).   Please revise to disclose the characteristics of the Class A Units that resulted in your conclusion that they should be accounted for as debt.

15.   Reference is made to note (L).   Please revise to disclose why you have presented a $175 million adjustment to Non-controlling equity purchase option.

16.   Reference is made to notes (L), (M) and (N).   Please clarify and revise to discuss how you determined the amount of transaction and acquisition fees. Your response should address how your estimate meets the factually supportable criteria outlined within Rule 11-02(b)(6) of Regulation S-X.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, pages A-8 & A-12

17.   You disclose that the pro forma financial information was prepared as if these transactions occurred on January 1, 2014 and 2013. Please revise to present the transaction assuming it occurred at the beginning of the fiscal year presented and carried forward through any interim period presented.

18.   Reference is made to Note (E).   We note that you have reclassified corporate overhead to general and administrative expenses to match ARC Hospitality's presentation.   We note that Grace factored corporate overhead into determining income from operations while you do not take general and administrative expenses into consideration at arriving at income from operations.   Please clarify the nature of the expenses included within general and administrative expenses and whether any of these expenses are allocated or related to property operations.   To the extent they are, please clarify your basis for excluding such expenses at arriving at income from operations.   If applicable, your response should address and your disclosures should be revised to discuss how such costs are allocated.

Form 8-K filed on June 2, 2014

Exhibit 99.2

Consolidated Statements of Operations and Comprehensive Loss, page 3

19.   It appears that the dividends on your preferred shares are cumulative. Please tell us how you determined it was not necessary to present an adjustment for preferred dividends. Please refer to SAB Topic 6B.

Notes to Consolidated Financial Statements, page 6

2. Summary of Significant Accounting Policies, page 7

Non-controlling equity purchase option, page 10

20.   Please tell us how you determined it was appropriate to record the Purchase Option within equity. Within your response, please reference the authoritative accounting literature management relied upon.

21.   Please tell us how you determined it was appropriate to revise the carrying value of the Purchase Option in February 2012. Within your response, please reference the authoritative accounting literature management relied upon.

14. Commitments and Contingencies, page 22

22.   You disclose that various and specific legal proceedings will not have a material adverse effect on your financial position and results of operations. Please revise to disclose if management believes there will be a material adverse effect on the company's cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson Lee, Staff Accountant, at 202-551-3468 or Jennifer Monick, Staff Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Peter M. Fass, Esq.
        Proskauer Rose LLP
        Via E-mail